CUSIP No. 83084G 109	SCHEDULE 13D	Page 12 of 13

Exhibit 2

Proposal

June 23, 2016

The Board of Directors

Sky-mobi Limited

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

Dear Members of the Board:

We, Mr. Michael Tao Song, Xplane Limited and Mobi Joy Limited, are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding common shares (including American Depositary Shares (“ADS”), with each ADS representing eight common shares) of Sky-mobi Limited (the “Company”) not already owned by us in a going private transaction (the “Transaction”) described below. We currently beneficially own approximately 54.3% of the issued and outstanding common shares of the Company.

We believe our proposal provides a very attractive opportunity for the Company’s shareholders. Our proposal represents a premium of approximately 19.32% to the closing price of the ADSs on June 22, 2016. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1.	Purchase Price. The purchase price payable will be $2.10 per ADS or approximately $0.2625 per common share in cash, in each case other than for the ADSs or common shares directly or indirectly held by us.

2.	Financing. We intend to finance the Transaction with a combination of debt and/or equity capital.

3.	Due Diligence. We believe that we and our financing sources will be able to complete customary due diligence for the Transaction in a timely manner and in parallel with negotiation of transaction agreements.

4.	Definitive Agreements. We have engaged Gibson Dunn & Crutcher LLP as our international legal counsel and are prepared to promptly negotiate and finalize definitive transaction agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.	Process. Given our involvement in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors to assist it in its work. In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already beneficially own, and that we do not intend to sell our stake in the Company to a third party.

6.	Confidentiality. We will, as required by law, promptly file an amendment to Mr. Michael Tao Song’s Schedule 13D with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

CUSIP No. 83084G 109	SCHEDULE 13D	Page 13 of 13

7.	No Binding Commitment. This proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by us and does not contain all matters upon which agreement must be reached in order to consummate the Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of any Definitive Agreements.

8.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, we would like to express our commitment to working with you to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Michael Tao Song

/s/ Michael Tao Song

Xplane Limited

By:	/s/ Michael Tao Song
Name: Michael Tao Song Title: Authorized Signatory

Mobi Joy Limited

By:	/s/ Michael Tao Song
Name: Michael Tao Song Title: Director